                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13-G

                   Under the Securities Exchange Act of 1934
                              (Amendment No.  4   )
                                            -----


                                 ALPNET, Inc.
       -----------------------------------------------------------------
                               (Name of Issuer)

                          Common Stock, No par value
       -----------------------------------------------------------------
                        (Title of Class of Securities)


                                  021089 10 7
             ---------------------------------------------------
                                (CUSIP Number)


Check the following box if a fee is being paid with this statement_____. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   021089 10 7
          ---------------

1.    NAME OF REPORTING PERSON
            Jaap van der Meer

      S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON
            N/A

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                     (a) ____
                                                     (b) ____
3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION
            Dutch

               5.  SOLE VOTING POWER
                      1,353,246
NUMBER OF
SHARES         6.  SHARED VOTING POWER
BENEFICIALLY          0
OWNED BY
EACH           7.  SOLE DISPOSITIVE POWER
REPORTING             1,353,246
PERSON WITH
               8.  SHARED DISPOSITIVE POWER
                      0

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
                1,353,246

10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                4.9%

12.   TYPE OF REPORTING PERSON
                IN

Item 1.

      (a)    Name of Issuer
                ALPNET, Inc.
      (b)    Address of Issuer's Principal Executive Offices
                4460 S. Highland Drive
                Suite #100
                Salt Lake City, UT 84124-3543
Item 2.

      (a)    Name of Person Filing
                Jaap van der Meer

      (b)    Address of Principal Business Office or, if none, Residence
                Oosteinde 9
                1483 A De Rijp
                The Netherlands

      (c)    Citizenship
                Dutch

      (d)    Title of Class of Securities
                Common Stock, No par value

      (e)    CUSIP Number
                 021089 10 7

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

      (a) __ Broker or Dealer registered under Section 15 of the Act.
      (b) __ Bank as defined in section 3(a)(6) of the Act.
      (c) __ Insurance Company as defined in section 3(a)(19) of the Act.
      (d) __ Investment Company registered under section 8 of the Investment Company Act.
      (e) __ Investment Adviser registered under section 203 of the Investment Advisers Act of 1940.

      (f) __ Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see section 240.13d-1(b)(1)(ii)(F).

      (g) __ Parent Holding Company, in accordance with section 240.13d-1(b)(ii)(G) (Note: See Item 7)
      (h) __ Group, in accordance with section 240.13d-1(b)(1)(ii)(H)

Item 4.      Ownership

      If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

      (a)  Amount Beneficially Owned
             1,353,246 (Includes 150,000 shares for which there is a right to acquire)
      (b)  Percent of Class
             4.9%

      (c)  Number of shares as to which such person has:

           (1)  sole power to vote or to direct the vote               1,353,246
           (2)  shared power to vote or to direct the vote 0
           (3)  sole power to dispose or to direct the disposition of  1,353,246
           (4)  shared power to dispose or to direct the disposition         0

Item 5.    Ownership of Five Percent or Less of a Class

           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following _____ .

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

      N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

      N/A

Item 8.    Identification and Classification of Members of the Group

      N/A

Item 9.    Notice of Dissolution of Group

      N/A

Item 10.     Certification

      The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                                   SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                    14 February 2000
                                         _______________________________________
                                                           Date

                                                  \s\ Jaap van der Meer
                                         _______________________________________
                                                        Signature

                                                     Jaap van der Meer
                                         _______________________________________
                                                        Name / Title